Madison Funds
550 Science Drive
Madison, WI  53711
(writer's direct dial) 608-216-9114

March 5, 2018

BY EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:  Madison Strategic Sector Premium Fund
      File No. 811-21713
     Form N-CSR Filing

Dear Sir/Madam:

Filed electronically herein in html format are the registrant's certified financial statements, the additional matters required by Form N-CSR and the applicable certifications and attachments to the Form.

If you have any questions, please call me at the number above.

Respectfully submitted,

/s/ Kevin S. Thompson

Kevin S. Thompson
Chief Compliance Officer and Chief Legal Officer

Enclosures